Room 4561

July 20, 2006

Mr. Arthur Wang
Chief Executive Officer
Gigamedia Limited
14th Floor, 122 Tunhwa North Road
Taipei, Taiwan R.O.C.

>   **Re: Gigamedia Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2005**
>   **Filed June 28, 2006**
>   **Form 6-K Filed on March 24, 2006**
>   **Form 6-K Filed on May 17, 2006**
>   **File No. 000-30540**

Dear Mr. Wang:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the audit report dated May 26, 2005 and covering the fiscal years
        ended December 31, 2004 and 2003 does not specify the audit firm who
        performed the audit, nor is it signed. Revise to include a signed audit report
        pursuant to Article 2.02 of Regulation S-X.

2.   We note that your auditors GHP Horwath, P.C. are located in Colorado. It appears
        that the majority of your assets, liabilities, revenues and expenses relate to
        operations located in Taiwan. Please tell us how the audit of the operations in
        Taiwan, including the associated assets and liabilities, was conducted. Your
        response should include a discussion of the following:

        ▪   Whether another auditor was involved in the audit of the Taiwanese
            operations. If so, please tell us the name of the firm and indicate whether they
            are registered with the Public Company Accounting Oversight Board
            (PCAOB). Additionally, please tell us how your U.S. auditor assessed the
            qualifications of the other auditor and the other auditor's knowledge of U.S.
            GAAP and PCAOB standards.
        ▪   Whether your U.S. auditor performed all the required audit procedures within
            the United States or whether a portion of the audit was conducted by your
            U.S. auditor within Taiwan.
        ▪   The percentage of your total assets, liabilities, revenues and expenses of
            operations located in Taiwan that the other auditor, if any, audited for each
            period presented.

Consolidated Statements of Operations, page F-5

3.   Tell us how you considered the guidance in Rule 5-03 of Regulation S-X which
        states that costs and expenses applicable to sales and revenues as described under
        Rule 5-03.2 shall be combined in the same manner as revenues. Also describe the
        types of expenses included under the caption 'operating expenses.'

Note 1. Business Overview, Basis of Presentation, and Summary of Significant
Accounting Policies

Revenue Recognition, page F-10

4.   Disclosure under Item 4 indicates that during the periods covered by this annual
        report you derived revenues from a variety of sources, including the sale of
        broadband internet access and related services and sales of music media through
        your retail music business. Describe in detail your revenue recognition policy for
        each type of product and service that you sell. Clearly indicate the timing and

measurement of revenue from each type of earnings activity. Identify the elements included in each type of sales transaction and describe how you've considered the guidance in EITF 00-21 in accounting for any multiple-element arrangements.

Note 3. Variable Interest Entity, page F-17

5.   We note that the Company determined you were the primary beneficiary of UIM based on your contractual relationship in the software license with this entity. Tell us how you considered the scope exception of paragraph 4(h) of FIN 46R in determining whether such guidance should be applied to the license arrangement. Also, provide us a detailed analysis under FIN 46R that supports your conclusions to consolidate UIM. Are all of UIM's revenues generated from sales of on-line games that are supported by the Company's software license? If not, tell us what percentage of their revenues relate to your software products.

6.   If you continue to believe that consolidation of UIM is appropriate, then tell us what consideration you have given to enhancing your Item 4 Information of the Company disclosures to include a discussion of the main categories of products sold and/or services performed by this entity.   Indicate any significant new products and/or services that have been introduced and, to the extent the development of new products or services has been publicly disclosed, give the status of development. In this regard, we note that UIM launched its new online casino website everestcasino.com in October 2005. See Item 4.B of Form 20-F.

Note 4. Divestiture, page F-18

7.   We note that in September 2005 you completed the sales of your music distribution business. Tell us how you considered disclosing the carrying amounts of the major classes of assets and liabilities included in the disposal group as required by paragraph 47(a) of SFAS 144.

Note 21. Related Party Transactions, page F-35

8.   We note that you previously issued warrants to Microsoft and that Microsoft returned the warrants unexercised in September 2004. Tell us the circumstances surrounding the issuance of these warrants, including the date of issuance, a description of the significant components of the transaction, the number of shares subject to issuance under the warrants, whether any shares were issued in connection with the warrants and how you accounted for the warrants with reference to the authoritative accounting literature applied.

9.   Tell us how you accounted for the Microsoft warrants. Specifically, tell us how the Company determined that the warrants meet the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis of the warrants using the

conditions outlined in paragraphs 12 to 32 of EITF 00-19 in support of your classification of the warrants as permanent equity. If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.   We may have further comments.

General

10.   We note that the Company filed a Form S-8 on October 8, 2004. Tell us what consideration your independent auditors, GHP Horwath, P.C., gave to including a consent in the Company's Form 20-F for incorporation of their audit opinion in the open registration statement.

Form 6-K Filed on March 24, 2006 and Form 6-K Filed on May 17, 2006

11.   We note that you have presented a non-GAAP measure that you refer to as EBITDA, and that you define this measure as earnings before interest, taxes, depreciation, amortization <u>and</u> minority interest. Tell us what consideration you have given to the guidance in Question 14 of the FAQ Regarding the Use of Non-GAAP Financial Measures which states that measures that are calculated differently than those described as EBIT and EBITDA in the adopting release should not be characterized as "EBIT" or "EBITDA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. In this regard, you should either discontinue the use of the term EBITDA in connection with the presentation of this non-GAA P financial measure or calculate EBITDA in the same manner as described in the adopting release. Please advise.

12.   Furthermore, tell us how you considered Questions 8 and 15 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each unique non-GAAP financial measure included your Forms 6-K:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief